October 31, 2011

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Dominic Minore

Re:  Security Income Fund (File Nos. 002-38414 and 811-02120) (the “Registrant”)

Dear Mr. Minore:

On behalf of the Registrant, we are transmitting for filing pursuant to the Investment Company Act of 1940 (“1940 Act”) and Rule 485(b) under the Securities Act of 1933 (“1933 Act”) Post-Effective Amendment No. 98 to the Registrant’s registration statement on Form N-1A relating to one of its underlying series, the Rydex | SGI Municipal Fund (the “Fund”). No fees are required with this filing. The attached Post-Effective Amendment does not contain disclosures that render it ineligible to become effective pursuant to Rule 485(b).

We also wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 96 to the Registrant’s registration statement filed pursuant to Rule 485(a)(2) under 1933 Act on August 18, 2011 relating to the Fund. The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Brenden Carroll of Dechert LLP and between Julien Bourgeois and Richard Pfordte on October 21, 2011. We also wish to note that the Registrant has incorporated additional disclosures in response to SEC staff comments on Pre-Effective Amendment Nos. 1 and 2 to the Registrant’s registration statement on Form N-14 filed pursuant to Section 8(a) of the 1933 Act on September 29, 2011 and October 24, 2011. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Comments Relating to the Prospectus

1.	Fees Table (pages 3-4)

a.
Comment:  Please revise the “Annual Fund Operating Expenses” table to conform with the updated “Annual Fund Operating Expenses” table provided in the Registrant’s registration statement filed on Form N-14, which relates to the proposal to approve an Agreement and Plan of Reorganization between TS&W / Claymore Tax-Advantaged Balanced Fund (“TYW”) and the Fund.

Response: We have implemented the requested change.

b.
Comment:  The staff noted that footnote 1 to the Fund’s “Annual Fund Operating Expenses” table discloses that the terms of the expense waiver agreement grants recoupment rights to Security Investors, LLC, the Fund’s investment manager (“Security Investors” or the “Investment Manager”), even after Security Investors ceases to serve as investment manager (i.e., after termination). The staff believes that such recoupment rights that would survive the termination of the Fund’s advisory relationship could raise certain concerns, and asks the Registrant to reconsider the terms of the arrangement accordingly.

U.S. Securities and Exchange Commission
October 31, 2011
Page two

Response:  The Registrant and Security Investors do not believe that these rights raise any legal or fiduciary concerns. The Registrant and Security Investors respectfully note that the terms of this arrangement have been approved by a majority of independent board members and that they are standard terms throughout the fund industry. They also note that expense waiver arrangements reflect a strong entrepreneurial commitment from an investment adviser to the success of a mutual fund for the benefit of its shareholders, and that this comment could have the effect of undermining the willingness of investment advisers to consent to those commitments. This would have a negative effect on mutual funds and their investors. However, given the commitment of Security Investors to the Fund, Security Investors is willing to amend the terms of the arrangement in order to delete the terms that relate to recoupment rights post-termination of an advisory relationship. The disclosures and the related agreement reflect that change.

	c.	Comment: Please include the portfolio turnover rate for the TYW since the Fund is the accounting survivor to TYW.

Response: We have implemented the requested change.

2.	Principal Investment Strategies (page 4)

	a.	Comment: Please revise the disclosure to indicate, if applicable, the extent to which the Fund may invest in foreign securities, including emerging market securities.

Response: We have implemented the requested changes and disclosed that the Fund’s investments in foreign securities are limited to 20% of Fund assets and can also include emerging market securities.

b.
Comment:  Please state, if applicable, that the Fund seeks to maintain a particular weighted average maturity and explain when, and under what circumstances, the Fund will adjust its weighted average maturity.

Response: The Fund does not seek to maintain a particular weighted average maturity and therefore the disclosure remains unchanged.

3.	Principal Risks (page 4)

Comment: To the extent the Fund may invest in foreign and emerging market securities as part of its principal investment strategies, please include the applicable risks.

Response: We have implemented the requested change.

4.	Performance Information (page 5)

	a.	Comment: Please update the “Performance Information” to conform with the updated disclosure in the Registrant’s registration statement on Form N-14.

Response: We have implemented the requested change.

U.S. Securities and Exchange Commission
October 31, 2011
Page three

	b.	Comment: Please include the heading “Average Annual Total Returns for the Period Ended December 31, 2010” above the table that follows the bar chart.

Response: We have implemented the requested change.

5.	Purchase and Sale of Fund Shares (page 7)

Comment: Please disclose whether there is a minimum account balance for Class A and Class C shares.

Response: We have implemented the requested change by noting that Class A and Class C shares do not have minimum account balances.

6.	Tax Information (page 7)

Comment: Please revise the second sentence under the “Tax Information” section to read as follows:

Such income may, however, be subject to state or local tax and the federal alternative minimum tax, and a portion of the Fund’s distributions may be subject to federal income tax.

Response: We have implemented the requested change.

7.	Additional Information Regarding Investment Objective and Strategies (page 8)

	a.	Comment: Please revise information included in response to Item 9 in order to expand on information provided in response to Item 4.

Response:  As discussed orally with Messrs. Pfordte and Minore, General Instruction C.3(a) of Form N-1A provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Because additional disclosure that would be provided in response to Item 9(b) would be repetitive of the Item 4(a) disclosure, we have not included additional Item 9(b) disclosure. We also note that this disclosure approach is consistent with that of other funds in the fund complex and that the SEC staff has had opportunities to review this approach in the past and the Registrant believes that this approach is consistent with the General Instructions to Form N-1A and results in printing cost savings to the Fund (and indirectly its shareholders).

b.
Comment:  Following the sentence that reads “[t]he Portfolio Managers of the Fund have considerable leeway in choosing investment strategies and selecting securities they believe will help the Fund achieve it objective,” please disclose that, notwithstanding that statement, the Fund will be invested in accordance with the principal investment strategies discussed earlier in the Prospectus.

Response: We have implemented the requested change.

8.	Descriptions of Principal Risks (page 14)

Comment:  Please correct the title of the risk “Tender Option Bonds and Related” and consider including additional disclosure regarding any applicable tax risks associated with investments in tender option bonds.

Response: We have implemented the requested change.

U.S. Securities and Exchange Commission
October 31, 2011
Page four

9.	Investment Manager (page 15)

Comment: Please remove the reference “(Net of Waivers)” from the disclosure relating to the “Management Fees.”

Response: We have implemented the requested change.

10.	Performance Information on the Sub-Adviser’s Other Similar Accounts (page 16)

	a.	Comment: Please revise the section to conform with the corresponding disclosure provided in the Registrant’s registration statement on Form N-14.

Response: We have implemented the requested change.

b.
Comment:  Please explain why the Barclays Capital U.S. Intermediate Government/Credit Bond Index is used as the benchmark for the Composite and the Barclays Capital U.S. Municipal Long Bond Index is used as a benchmark for the Fund.

Response:  The Barclays Capital U.S. Municipal Long Bond Index is provided in the “Performance Information,” because that index was used as the primary benchmark index for TYW, which is the Predecessor Fund to the Fund, while the Barclays Capital U.S. Intermediate Government/Credit Bond Index has been used by GPAM for the Composite. As a result, the Registrant believes it is appropriate for the Fund’s benchmark to differ from the Composite’s benchmark in this instance.

11.	Buying Shares (page 17)

Comment: Please conform the use of the terms “in good order” and “proper form.”

Response: We have implemented the requested change.

12.	Financial Highlights (page 30)

	a.	Comment: Please remove the phrase “derived from financial statements and financial statements that have been” in the last sentence of that section.

Response: We have implemented the requested change.

	b.	Comment: Please include the unaudited financial highlights for the six months ended June 30, 2011.

Response: We have implemented the requested change.

Other

13.	General Comment

a.
Comment:  Please confirm that all relevant comments on Pre-Effective Amendment Nos. 1 and 2 to the Registrant’s registration statement on Form N-14 filed pursuant to Section 8(a) the 1933 Act on September 29, 2011 and October 24, 2011 have been properly incorporated into Post-Effective Amendment No. 98 to the Registrant’s registration statement on Form N-1A.

Response: We confirm that all relevant comments have been incorporated.

U.S. Securities and Exchange Commission
October 31, 2011
Page five

	b.	Comment: Please confirm that shares of the Fund will not be offered prior to the Reorganization.

Response: We confirm that the Fund will not be offered prior to the Reorganization.

14.	Representations

Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

● the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

● the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

● the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

*     *     *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC